APPENDIX A

TO

THE CUSTODIAN and TRANSFER AGENT AGREEMENT

BETWEEN

ARROW INVESTMENTS TRUST

And

BROWN BROTHERS HARRIMAN & CO.

Dated as of March 21, 2017

The following is a list of Funds/Portfolios for which Brown Brothers Harriman & Co. (“BBH”) shall serve as custodian pursuant to and in accordance with the Custodian and Transfer Agent Agreement dated October 1, 2014:

Arrow DWA Tactical ETF

Arrow QVM Equity Factor ETF

Arrow Reserve Capital Management ETF

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

ARROW INVESTMENTS TRUST

BY: /s/

NAME: Jacob Griffith

TITLE: Secretary

DATE: 1/5/15